

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2019

Harold W. Andrews, Jr.
Executive Vice President, Chief Financial Officer and Secretary
Sabra Health Care REIT, Inc.
18500 Von Karman Avenue, Suite 550
Irvine, California 92612

> **Re: Sabra Health Care REIT, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **Filed February 25, 2019**
> **File No. 001-34950**

Dear Mr. Andrews, Jr.:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities